Filed Pursuant to Rule 433

Registration Statement No. 333-262557

The Toronto-Dominion Bank

US$750,000,000 7.250% Fixed Rate Reset Limited Recourse Capital Notes, Series 4

(Non-Viability Contingent Capital (NVCC))

(subordinated indebtedness)

Final Term Sheet

Dated June 24, 2024

This Final Term Sheet supplements the information set forth under the captions “Description of the Notes” in the Preliminary Prospectus Supplement dated June 24, 2024 relating to the Notes (as defined below) and “Description of the Debt Securities” in the Prospectus dated March 4, 2022. Capitalized terms used in this Final Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	The Toronto-Dominion Bank (the “Bank”)

Issue:	7.250% Fixed Rate Reset Limited Recourse Capital Notes, Series 4 (Non-Viability Contingent Capital (NVCC)) (the “Notes”)

Expected Credit Ratings[1]:	Moody’s: Baa1 (hyb) S&P: BBB Fitch: BBB+ DBRS: A (low)

Principal Amount:	US$750,000,000

Pricing Date:	June 24, 2024

Settlement Date:	July 3, 2024 (T+6)[2]

Initial Reset Date:	July 31, 2029

Maturity Date:	July 31, 2084 (60 years)

[1]	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before settlement will be required, by virtue of the fact that the Notes initially will settle in six business days (T+6), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment:	Quarterly on January 31, April 30, July 31 and October 31 of each year, beginning on October 31, 2024 (long first interest period).

From the date of issue to, but excluding, July 31, 2029 (the “Initial Reset Date”), the interest rate on the Notes will be fixed at 7.250% per annum. Starting on the Initial Reset Date and on every fifth anniversary of such date thereafter until July 31, 2079, the interest rate on the Notes will be reset at an interest rate per annum equal to the sum, as determined by the Bank or its designee, of (i) the U.S. Treasury Rate on the Interest Rate Calculation Date plus (ii) 2.977%.

Interest Deferability:	Interest payments are non-deferrable.

Immediately after a Failed Coupon Payment Date, pursuant to the limited recourse feature as described below, each Noteholder will receive such Noteholder’s proportionate share of the Corresponding Limited Recourse Trust Assets. Upon delivery to holders of their proportionate share of the Corresponding Limited Recourse Trust Assets following a Failed Coupon Payment Date, all Notes will cease to be outstanding, no further interest will accrue thereon and each holder of the Notes will cease to be entitled to any payment of principal of or interest on the Notes.

“Failed Coupon Payment Date” means the fifth business day immediately following an interest payment date upon which the Bank does not pay interest on the Notes in cash and has not cured such non-payment by subsequently paying such interest in cash prior to such fifth business day.

Day Count / Business Day Convention:	30/360; Following, Unadjusted

Initial Benchmark Treasury:	4.500% due May 31, 2029

Initial Benchmark Treasury Price and Yield:	100-31 7⁄8; 4.273%

Initial Re-Offer Spread to Treasury:	+297.7 bps

Initial Re-Offer Yield:	7.250%

Interest to Initial Reset Date:	7.250%

Issue Price:	100.000%

Redemption:

The Bank may, at its option, with the prior written approval of the Superintendent and without the consent of the Noteholders, redeem the Notes in cash, in whole or in part, on not less than 10 days’ and not more than 60 days’ prior written notice to the registered Noteholders, on the Initial Reset Date and each January 31, April 30, July 31 and October 31 thereafter (each, an “Optional Redemption Date”).

The Bank may, at its option, with the prior written approval of the Superintendent and without the consent of the Noteholders, redeem all (but not less than all) of the Notes at any time on not less than 10 days’ and not more than 60 days’ prior written notice following a Regulatory Event Date or a Tax Event Date (a “Special Event Date”); provided, in regard to a redemption pursuant to a Regulatory Event Date, the redemption must occur within 90 days following such Regulatory Event Date.

Upon redemption by the Bank of the Non-Cumulative 7.250% Fixed Rate Reset Preferred Shares, Series 31 (Non-Viability Contingent Capital (NVCC)) (the “Series 31 Shares”) held in the Limited Recourse Trust in accordance with the terms of such shares, outstanding Notes with an aggregate principal amount equal to the aggregate face amount of Series 31 Shares redeemed by the Bank shall automatically and immediately be redeemed, on a full and permanent basis, without any action on the part of, or the need for consent from, the holders of such Notes, for a cash amount equal to the Redemption Price. Unless otherwise satisfied, the Limited Recourse Trust shall be required to apply the proceeds from the redemption of the Series 31 Shares held by the Limited Recourse Trustee towards payment of such Redemption Price and the Bank shall be required to fund the balance. Refer to “Restrictions on Dividends and Retirement of Shares” in the Final Term Sheet for the Series 31 Shares attached as Annex A (the “Series 31 Share Final Term Sheet”) for circumstances under which the Series 31 Shares may be redeemed by the Bank. For certainty, to the extent that, in accordance with the terms of the Indenture, the Bank has immediately prior to or concurrently with such redemption of Series 31 Shares redeemed or purchased for cancellation outstanding Notes with an aggregate principal amount equal to the aggregate face amount of Series 31 Shares being redeemed, such requirement to redeem a corresponding number of Notes shall be deemed satisfied.

The Bank will not redeem the Notes under any circumstances if such redemption would, directly or indirectly, result in the Bank’s breach of any provision of the Bank Act or the Office of the Superintendent of Financial Institutions Canada Guideline for Capital Adequacy Requirements, as may be amended from time to time.

As a result of the redemption provisions applicable to the Series 31 Shares and the Notes, the Limited Recourse Trustee will, at all times prior to a Recourse Event, hold one Series 31 Share for each US$1,000 principal amount of Notes outstanding.

Any Notes redeemed by the Bank shall be cancelled and may not be reissued.

Limited Recourse:	If (a) a Failed Coupon Payment Date occurs; (b) on the Maturity Date, the Bank does not pay the aggregate principal amount of the Notes, together with any accrued and unpaid interest thereon, in cash, (c) an event of default occurs, (d) in connection with the redemption of the Notes, on the date of redemption for such redemption, the Bank does not pay the Redemption Price in cash or (e) a Trigger Event occurs (each such event, a “Recourse Event”), while a Noteholder will have a claim against the Bank for the principal amount of the Notes and any accrued and unpaid interest (which will then be due and payable), the recourse of each Noteholder will be limited to that Noteholder’s proportionate share of the assets held by a third party trustee (the “Limited Recourse Trustee”) in respect of the Notes (the “Corresponding Limited Recourse Trust Assets”) in the TD LRCN Limited Recourse Trust (the “Limited Recourse Trust”). The Limited Recourse Trustee will hold assets in the Limited Recourse Trust in respect of more than one series of limited recourse capital notes. The assets (including the Bank’s preferred shares) for each such series will be held separate from the assets for other series. Initially, Computershare Trust Company of Canada will act as the Limited Recourse Trustee.

Initially, at the time of issuance of the Notes, the Corresponding Limited Recourse Trust Assets will consist of the Series 31 Shares issued at an issue price of the Canadian Dollar Equivalent (as defined below) of US$1,000 per Series 31 Share. Following the issuance of the Notes, the Corresponding Limited Recourse Trust Assets may consist of (i) Series 31 Shares (or amounts held by the Limited Recourse Trust which are to be used by the Limited Recourse Trustee to subscribe for Series 31 Shares), (ii) Common Shares issued upon a Contingent Conversion (as defined below) (other than Dividend Common Shares (as defined below), if any), (iii) cash from the redemption, or the purchase by the Bank for cancellation, of Series 31 Shares (other than any portion of such cash in respect of any declared and unpaid dividends), or (iv) any combination thereof, depending on the circumstances.

The number of Series 31 Shares issued at the time of issuance of the Notes will be equal to the total principal amount of the Notes divided by US$1,000. If the Corresponding Limited Recourse Trust Assets consist of Series 31 Shares at the time a Recourse Event occurs, the Limited Recourse Trustee will deliver to each Noteholder one Series 31 Share for each US$1,000 principal amount of Notes held, which shall be applied to the payment of the principal amount of the Notes, and such delivery of Series 31 Shares will exhaust all remedies of each Noteholder against the Bank for repayment of the principal amount of the Notes and any accrued but unpaid interest thereon then due and payable.

Upon the occurrence of a Recourse Event that is a Trigger Event, each Noteholder will be entitled to such holder’s proportionate share of the Corresponding Limited Recourse Trust Assets and the Limited Recourse Trustee will deliver to each Noteholder that Noteholder’s proportionate share of the Common Shares issued in connection with the Trigger Event (other than any Dividend Common Shares), and such delivery of Common Shares will exhaust each holder’s remedies against the Bank for repayment of the principal amount of the Notes and any accrued but unpaid interest thereon then due and payable. Notwithstanding the foregoing, upon a Recourse Event that is a Trigger Event, a Noteholder shall not be entitled to receive any of the Common Shares issued to the Limited Recourse Trustee in respect of the portion of the Share Value equal to any declared and unpaid dividends (such Common Shares, the “Dividend Common Shares”), which Dividend Common Shares shall not be delivered to holders of Notes and will either be retained by the Limited Recourse Trustee or sold by the Limited Recourse Trust with the proceeds distributed to the Bank. Because of the Dividend Waiver (described in the Series 31 Shares Final Term Sheet) the Bank does not expect the Contingent Conversion described below to result in the issuance of any Dividend Common Shares in connection with a Recourse Event that is a Trigger Event.

The delivery of the Corresponding Limited Recourse Trust Assets to the Noteholders will exhaust all remedies of such holders in connection with such Recourse Event, and all claims of holders of Notes against the Bank under the Notes will be extinguished upon receipt of the Corresponding Limited Recourse Trust Assets.

In case of any shortfall resulting from the value of the Corresponding Limited Recourse Trust Assets being less than the principal amount of, and any accrued and unpaid interest on, the Notes, all losses arising from such shortfall shall be borne by the Noteholders.

Contingent Conversion:	Upon the occurrence of a Trigger Event, each outstanding Series 31 Share will automatically and immediately be converted, on a full and permanent basis, without the consent of the holder thereof, into the number of Common Shares determined by the Contingent Conversion formula. Refer to “Contingent Conversion” in the Series 31 Share Final Term Sheet for more details.

Immediately following the Contingent Conversion, pursuant to the limited recourse feature as described above, each Noteholder will be entitled to such holder’s proportionate share of the Corresponding Limited Recourse Trust Assets and the Limited Recourse Trustee will deliver to each Noteholder that Noteholder’s proportionate share of the Common Shares issued in connection with the Trigger Event (other than any Dividend Common Shares), and such delivery of Common Shares will exhaust each holder’s remedies against the Bank for repayment of the principal amount of the Notes and any accrued but unpaid interest thereon then due and payable.

Subordination:	The Notes will be direct, unsecured obligations of the Bank constituting subordinated indebtedness for the purpose of the Bank Act which, if the Bank becomes insolvent or is wound-up (prior to the occurrence of a Trigger Event), will rank: (a) subordinate in right of payment to the prior payment in full of all Higher Ranked Indebtedness and (b) in right of payment equally with and not prior to the Junior Deeply Subordinated Indebtedness (other than the Junior Deeply Subordinated Indebtedness which by its terms ranks subordinate to the Notes), in each case, from time to time outstanding, and will be subordinate in right of payment to all of the Bank’s deposit liabilities and the Bank’s other unsubordinated creditors. The Notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation under the U.S. Federal Deposit Insurance Act or by the Canada Deposit Insurance Corporation under the CDIC Act or any other Canadian or U.S. governmental agency or instrumentality or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of a deposit taking financial institution.

Upon the occurrence of a Recourse Event, including a Trigger Event or an event of default, the sole remedy of a holder of the Notes shall be recourse to such holder’s proportionate share of the Corresponding Limited Recourse Trust Assets, and all claims of the holders of Notes against the Bank under the Notes will be extinguished upon receipt of the Corresponding Limited Recourse Trust Assets. The receipt by a Noteholder of its proportionate share of the Corresponding Limited Recourse Trust Assets upon the occurrence of a Recourse Event shall exhaust the remedies of such Noteholder under the Notes. If a Noteholder does not receive its proportionate share of the Corresponding Limited Recourse Trust Assets under such circumstances, the sole remedy of the Noteholder for any claims against the Bank shall be the delivery of such Corresponding Limited Recourse Trust Assets. If the Corresponding Limited Recourse Trust Assets that are delivered to the Noteholders under such circumstances comprise Series 31 Shares or Common Shares, such Series 31 Shares or Common Shares will rank on parity with the Bank’s other Class A First Preferred Shares or Common Shares, as applicable.

Risk Factors:	An investment in the Notes (and Series 31 Shares and Common Shares upon delivery of the assets of the Limited Recourse Trust, including upon the occurrence of a Trigger Event) is subject to certain risks. Please refer to the prospectus supplement for the offering for a discussion of those risks. As an investment in the Notes may become an investment in the Series 31 Shares or Common Shares in certain circumstances, potential investors in the Notes should consider the risks discussed in the prospectus supplement regarding the Series 31 Shares and Common Shares in addition to the risks regarding the Notes.

Use of Proceeds:

The net proceeds to the Bank from the sale of the Notes, after deducting fees and expenses, will be used for general corporate purposes, which may include the redemption of outstanding capital securities of the Bank and/or the repayment of other outstanding liabilities of the Bank. The proceeds of this offering are expected to qualify as “Additional Tier 1” capital of the Bank for regulatory purposes.

Separate consideration will not be received from the investors in connection with the Series 31 Shares.

No Public Trading Market:

The Bank does not intend to list the Notes on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the Notes.

Upon a Trigger Event, pursuant to the limited recourse feature above, Noteholders will become holders of Common Shares. The Bank currently intends to apply to list such Common Shares on the NYSE and the TSX in accordance with their respective rules and requirements.

Denominations:	Minimum of US$200,000 and integral multiples of US$1,000 in excess thereof.

Joint Book-runners:	TD Securities (USA) LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC. Citizens JMP Securities, LLC Huntington Securities, Inc. KeyBanc Capital Markets Inc. M&T Securities, Inc. Regions Securities LLC

CUSIP / ISIN:	89116CKP1 / US89116CKP13

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the prospectus supplement, when available, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, Wells Fargo Securities, LLC at 1-800-645-3751, Truist Securities, Inc. at 1-800-685-4786, and U.S. Bancorp Investments, Inc. at 1-877-558-2607.

Annex A

The Toronto-Dominion Bank

750,000 Non-Cumulative 7.250% Fixed Rate Reset Preferred Shares, Series 31

(Non-Viability Contingent Capital (NVCC))

Final Term Sheet

Dated June 24, 2024

Capitalized terms used in this document but not defined have the meaning given to them in the Final Term Sheet for 7.250% Fixed Rate Reset Limited Recourse Capital Notes, Series 4 (Non-Viability Contingent Capital (NVCC) (Subordinated Indebtedness) to which this Final Term Sheet is attached, or the in the Preliminary Prospectus Supplement dated June 24, 2024 relating to the Notes to the Prospectus dated March 4, 2022, as applicable.

Issuer:	The Toronto-Dominion Bank (the “Bank”)

Issue:	Non-Cumulative 7.250% Fixed Rate Reset Preferred Shares, Series 31 (Non-Viability Contingent Capital (NVCC)) (the “Series 31 Shares”)

The Series 31 Shares will be issued to the Limited Recourse Trustee which will hold legal title to the Series 31 Shares in trust as trustee for the benefit of the Bank to satisfy the recourse of Noteholders in respect of the Bank’s obligations under the Indenture.

Expected Credit Ratings[3]:	Moody’s: Baa1 (hyb) S&P: BBB Fitch: BBB+ DBRS: Pfd-2 (high)

Principal Amount:	US$750,000,000

Face Amount:	US$1,000 per Series 31 Share

Pricing Date:	June 24, 2024

Settlement Date:	On or about June 28, 2024 (T+4)[4]

[3]	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[4]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before settlement will be required, by virtue of the fact that the Notes initially will settle in six business days (T+6) and the Series 31 Shares initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Maturity:	Perpetual

Yield to Initial Reset Date: Interest to Initial Reset Date:	7.250% 7.250%

Dividends:	During the period from and including the date of issue of the Series 31 Shares to, but excluding, the Initial Reset Date (the “Initial Fixed Rate Period”), the holders of the Series 31 Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends, as and when declared by the board of directors, subject to the provisions of the Bank Act, payable quarterly on January 31, April 30, July 31 and October 31 in each year, in an amount per share per annum determined by multiplying the applicable Initial Annual Fixed Dividend Rate by US$1,000 (or if then held by the Limited Recourse Trust, the Canadian Dollar Equivalent (as defined below) of US$1,000); provided that, whenever it is necessary to compute any dividend amount in respect of the Series 31 Shares for a period of less than one full quarterly dividend period, such dividend amount shall be calculated on the basis of the actual number of days in the period and a year of 365 days.

During each Subsequent Fixed Rate Period (as defined below), the holders of the Series 31 Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends, as and when declared by the board of directors, subject to the provisions of the Bank Act, payable quarterly on January 31, April 30, July 31 and October 31 in each year, in an amount per share per annum determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by US$1,000 (or if then held by the Limited Recourse Trust, the Canadian Dollar Equivalent of US$1,000).

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred–thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the U.S. Treasury Rate on the applicable Fixed Rate Calculation Date plus 2.977%.

“Canadian Dollar Equivalent” means the Canadian dollar equivalent of U.S. dollars using the spot exchange rate as of 4:30 p.m. New York City time on June 26, 2024 (which is two business days after the date of the Preliminary Prospectus Supplement).

“Fixed Period End Date” means the Initial Reset Date and each July 31 every fifth year thereafter.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the business day prior to the first day of such Subsequent Fixed Rate Period.

“Initial Annual Fixed Dividend Rate” means, for the Initial Fixed Rate Period, the rate equal to the interest rate per annum on the Notes in effect on the date of issue of the Notes.

“Subsequent Fixed Rate Period” means the period from and including the Initial Reset Date to, but excluding, the next Fixed Period End Date and each five-year period thereafter from and including such Fixed Period End Date to, but excluding, the next Fixed Period End Date.

Dividend Waiver:	The Limited Recourse Trustee, as trustee of the Limited Recourse Trust, will, by written notice, provide to the Bank a waiver immediately following the issue of the Series 31 Shares to the Limited Recourse Trustee of its right to receive any and all dividends on the Series 31 Shares during the period from and including the date of the waiver to and including the earlier of (i) the date upon which the Limited Recourse Trustee, as trustee, provides, by written notice, a revocation of such waiver to the Bank; and (ii) the date upon which the Limited Recourse Trustee is no longer a beneficial and registered holder of the Series 31 Shares (the “Dividend Waiver”). Accordingly, no dividends are expected to be declared or paid on the Series 31 Shares while the Series 31 Shares are held by the Limited Recourse Trustee. The Dividend Waiver is applicable to the Limited Recourse Trustee and will not bind a subsequent holder of the Series 31 Shares. The Bank will provide a covenant to the Limited Recourse Trustee that, at any time while the Series 31 Shares are held by the Limited Recourse Trustee and the Dividend Waiver is no longer in effect, if the Bank does not declare and pay dividends in full on the Series 31 Shares, the Bank will not declare or pay cash dividends on any of its other outstanding series of Class A First Preferred Shares.

Dividend Deferability:	If the board of directors does not declare a dividend, or any part thereof, on the Series 31 Shares on or before the dividend payment date therefor, then the rights of the holders of the Series 31 Shares to such dividend, or to any part thereof, will be extinguished.

The Bank is restricted under the Bank Act from paying dividends on the Series 31 Shares in certain circumstances.

Restrictions on Dividends and Retirement of Shares:	So long as any of the Series 31 Shares are outstanding, the Bank shall not, without the approval of the holders of the Series 31 Shares: (i) declare any dividend on the Common Shares or any other shares of any class ranking junior to the Series 31 Shares (other than stock dividends on shares ranking junior to the Series 31 Shares); (ii) redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Series 31 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Series 31 Shares); or (iii) redeem, purchase or otherwise retire (a) less than all the Series 31 Shares or (b) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Bank, any other shares ranking prior to or on a parity with the Series 31 Shares; unless, in each case, all dividends on the Series 31 Shares up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable and in respect of which the rights of the holders thereof have not been extinguished or waived, and all dividends then accrued on all other shares ranking prior to or on a parity with the Series 31 Shares, have been declared and paid or set apart for payment.

Redemption:	Except as noted below, the Series 31 Shares will not be redeemable prior to the Initial Reset Date.

Subject to the provisions of the Bank Act, the consent of the Superintendent and the restrictions on dividends and retirement of shares described above, on the Initial Reset Date and each Optional Redemption Date thereafter, the Bank may redeem all, or any part, of the outstanding Series 31 Shares, at the Bank’s option without the consent of the holder, by the payment in cash of a sum per share equal to US$1,000 (or if then held by the Limited Recourse Trust, the Canadian Dollar Equivalent of US$1,000) together with any declared and unpaid dividends (of which none are expected for so long as the Series 31 Shares are held by the Limited Recourse Trustee) up to, but excluding, the date fixed for redemption.

When the Series 31 Shares are held by the Limited Recourse Trust, upon the occurrence of a Special Event Date, with the prior written approval of the Superintendent, the Bank may, at its option, at any time following a Special Event Date, redeem the Series 31 Shares, in whole but not in part, by the payment of an amount in cash for each share redeemed of the Canadian Dollar Equivalent of US$1,000 plus any declared and unpaid dividends (of which none are expected for so long as the Series 31 Shares are held by the Limited Recourse Trustee) up to, but excluding, the date fixed for redemption, provided, in regard to a redemption pursuant to a Regulatory Event Date, the redemption must occur within 90 days following such Regulatory Event Date.

If at any time the Bank, with the prior written approval of the Superintendent, redeems Notes in accordance with their terms or purchases Notes, in whole or in part, by tender offer, open market purchases, negotiated transactions or otherwise, for cancellation, then the Bank shall, subject to the prior written approval of the Superintendent, redeem such number of Series 31 Shares with an aggregate face amount equal to the aggregate principal amount of Notes redeemed or purchased for cancellation by the Bank, by the payment of an amount in cash for each share redeemed of the Canadian Dollar Equivalent of US$1,000 plus any declared and unpaid dividends (of which none are expected for so long as the Series 31 Shares are held by the Limited Recourse Trustee) up to, but excluding the date fixed for redemption.

Concurrently with or upon the maturity of the Notes, the Bank shall, subject to the prior written approval of the Superintendent, redeem all of the outstanding Series 31 Shares by the payment of an amount in cash for each share redeemed of the Canadian Dollar Equivalent of US$1,000 plus any declared and unpaid dividends (of which none are expected for so long as the Series 31 Shares are held by the Limited Recourse Trustee) up to, but excluding the date fixed for redemption, and, unless otherwise satisfied, apply, or cause the Limited Recourse Trustee to apply, the proceeds of such redemption towards the repayment of the aggregate principal amount of and any accrued and unpaid interest on the Notes and the Bank shall be required to fund the balance.

The Bank will give notice of any redemption to registered holders not more than 60 days and not less than 10 days prior to the redemption date.

As a result of the redemption provisions applicable to the Series 31 Shares and the Notes, the Limited Recourse Trustee will, at all times prior to a Recourse Event, hold one Series 31 Share for each US$1,000 principal amount of Notes outstanding.

Contingent Conversion:	Upon the occurrence of a Trigger Event, each outstanding Series 31 Share will automatically and immediately be converted, on a full and permanent basis, without the consent of the holder thereof, into the number of Common Shares determined by the Contingent Conversion formula set out in the “Description of Series 31 Shares–Conversion Upon Occurrence of a Non-Viability Contingent Capital Trigger Event” in the prospectus supplement.

Risk Factors:	An investment in the Series 31 Shares and Common Shares upon delivery of the assets of the Limited Recourse Trust, including upon the occurrence of a Trigger Event is subject to certain risks. Please refer to the prospectus supplement for the offering for a discussion of those risks.

CUSIP / ISIN:	89116B687 / CA89116B6879

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the prospectus supplement, when available, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, Wells Fargo Securities, LLC at 1-800-645-3751, Truist Securities, Inc. at 1-800-685-4786, and U.S. Bancorp Investments, Inc. at 1-877-558-2607.